Filed by: NextEra Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

The following is a transcript of a town hall meeting of NextEra Energy, Inc. employees, a recording of which NextEra Energy, Inc. posted on its internal website on May 20, 2026.

00:15:51:12 - 00:16:13:23

Eileen Dees

Good morning everyone. Good morning. We're going to get right to it. We have a lot to cover today. So we are going to start off with a message from Richmond, Virginia, with our next energy Chairman and CEO John Ketchum and Dominion Energy chair, president and CEO Bob Blue.

00:16:13:25 - 00:16:39:15

John Ketchum

Good morning, everyone. I am joining you from Richmond today. And while I wish I could be there with you in Juno Beach, being here alongside Bob on a day like this felt right. This is a historic moment for our company, and I wanted you to hear from both of us together. First, I want to say thank you. Thank you for everything you do every single day, for our customers and for this company.

00:16:39:19 - 00:17:02:22

John Ketchum

The announcement we made this morning is only possible because of the foundation that each and every one of you has helped build. And now I need you more than ever. Our mission does not change. We have a lot of work ahead of us to earn the approvals needed to close this transaction. And the best thing we can do is exactly what we have always done.

00:17:02:26 - 00:17:32:21

John Ketchum

Run this business with excellence, take care of our customers and deliver on our commitments. Now, I know big news like this can bring a lot of questions. I want to address the most important one right up front. This combination is about growth and addition, not subtraction. We are not combining to cut costs or reduce our workforce. We are combining because America needs more power than any one company can deliver alone.

00:17:32:21 - 00:17:58:04

John Ketchum

And together we can build faster, invest more, and keep energy affordable for the nearly 10 million customers counting on us. That is an extraordinary opportunity, and I am incredibly excited about what it means for all of you. I also want to be clear about something else. We are still NextEra Energy. Our name does not change. Our culture does not change.

00:17:58:06 - 00:18:31:07

John Ketchum

Our values do not change. What changes our company gets even stronger. And that is a very good thing. Before I say anything more, I want to introduce someone I have spent a lot of time with over the past several months, and who I am genuinely excited to be partnering with. Bob Blue will serve as president and CEO of Regulated Utilities for the combined company overseeing Dominion Energy, Virginia, Dominion Energy, North Carolina, Dominion Energy, South Carolina, and FPL.

00:18:31:11 - 00:18:53:12

John Ketchum

Bob the floor is yours.

Bob Blue

Thanks very much, John, and good morning to everyone at NextEra Energy. I have to say, it's a privilege to be here, even if it is through a screen. I've been looking forward to this moment. I want to start by saying something directly to all of you. I know that when a company you worked for announces a combination like this, the first question is what does this mean for me?

00:18:53:12 - 00:19:12:24

Bob Blue

So let me be direct. John and I have talked about this at length in our commitment to all of you is the same as our commitment to the people of Dominion Energy. This is a growth story. The work ahead of us is enormous, and we need every talented person on both teams fully engaged and excited about what we're going to build together.

00:19:12:25 - 00:19:34:17

Bob Blue

I also want to tell you why I'm so enthusiastic about this partnership. I've watched NextEra Energy from afar for a long time, and what you built here is genuinely remarkable. The culture of continuous improvement, the operational discipline, the commitment to customers. These are not just words. They're in everything this company does. And I have a great deal of respect for that.

00:19:34:22 - 00:19:54:11

Bob Blue

At the same time, I believe our team brings something meaningful to this combination, too. We've spent years serving large-load customers right here in Virginia, and we've learned a great deal about how to do that well and keep energy affordable for everyone at the same time. I'm looking forward to learning from your team just as much as I hope you will learn from ours.

00:19:54:12 - 00:20:25:25

Bob Blue

That's what a real partnership looks like. John and I share the same values, the same customer first mindset, and the same belief that the opportunity in front of us is unlike anything either of our companies has seen before. I'm genuinely excited about what we're going to accomplish together.

John Ketchum

Thank you Bob. You know, when you think about what we are doing here, two companies with more than 200 years of combined experience coming together, it is hard not to feel the excitement of this moment.

00:20:25:29 - 00:20:47:21

John Ketchum

I have learned a great deal about Dominion Energy over these past several months, and I can tell you that the partnership between our two teams is going to be something special. I want to leave you with this before Bob and I hand things over to Armando and the rest of the team. Today is a big day. What I want you to take away from this morning is simple.

00:20:47:26 - 00:21:11:21

John Ketchum

The company you work for is getting stronger. The opportunity in front of us is bigger than ever, and the values and culture that make this place special is not going anywhere. Bob and I are going to be partners in this work. Our teams are going to be partners in this work, and every single one of you is the reason this is going to succeed.

00:21:11:23 - 00:21:38:10

John Ketchum

We are going to let you get to the rest of the town hall now. But Bob and I wanted to make sure you heard from both of us directly today together, because that is exactly what this combination is about. Thank you. We will see you soon.

00:21:38:12 - 00:21:48:08

Armando Pimentel

Hey. Good morning. Exciting day. Right. You leave on Friday, you come back on Monday, and. Holy…

00:21:48:11 - 00:22:09:24

Armando Pimentel

We've been we've been working on this for for a while. So the transition period for, for some of us was, was a little longer. So I'm going to go through some slides here very, very quickly. Hope. Hope no more than ten minutes or so. Because what we really want to do, Brian Scott and I is, is answer your questions, whatever questions you have.

00:22:09:26 - 00:22:37:02

Armando Pimentel

So this is kind of a snapshot of what the organization that is coming together is bringing to the table. So John and Bob did a very nice job of describing the two organizations, how how they're going to come together, a lot of regulated utilities now, right. Adding Virginia, North Carolina and South Carolina to the to the FPL mix. Energy Resources …

00:22:37:03 - 00:23:10:02

Armando Pimentel

There's really not a comparable entity over on the on the Dominion side of things. They do have some unregulated businesses for merely a big nuclear plant in Connecticut. But that's the combined company, $250 billion in market cap. And it is not only the largest utility merger in history, it is one of the largest combinations of any industry that we have seen in the United States.

00:23:10:05 - 00:23:34:29

Armando Pimentel

When you look at some of the things that Bob and John talked about, we really are trying to bring this, these businesses together and leave them like they are today, right. The management of the two organizations are going to remain generally the same. Now, Bob is going to be overall of overall in the regulated utilities for NextEra Energy.

00:23:34:29 - 00:24:00:19

Armando Pimentel

But when you look underneath the major positions that both of the companies are going to have, we're going to be running two separate, very large entities. We are certainly going to have a transition period. The regulatory approvals are likely going to take 18 months or so, and during those 18 months we are going to be meeting a lot, trying to understand what this organization looks like on day one.

00:24:00:21 - 00:24:34:27

Armando Pimentel

The board of directors will be four from Dominion Energy, 10 from NextEra Energy. John will continue to be the CEO, president and chairman of NextEra Energy. And the more important part here, really, for all employees across both organizations is that we will have two headquarters, two real headquarters here in Juno Beach and in Richmond. Dominion also has an operational headquarters operating in Casey, South Carolina,

00:24:34:28 - 00:25:02:08

Armando Pimentel

as a result of an acquisition that they made a number of years ago of a South Carolina utility called Scana. All of that is going to remain the same, and that is one of the most important things that we can be telling our employees today. This is the three states that year, four states that you're bringing together. The numbers on the right hand of this slide are the ones that tell just the vastness of the organization, right.

00:25:02:11 - 00:25:25:21

Armando Pimentel

A lot of questions already. We heard from folks this morning, are you doing this just to be bigger? You're not doing this combination to be bigger, but you are doing it to get the scale and the benefits that bigger brings, right? Bigger is going to allow you to buy more efficiently. It's going to allow you to build more efficiently.

00:25:25:21 - 00:25:52:11

Armando Pimentel

It's going to allow you to finance more efficiently, and it's going to be allow you to operate more efficiently. We know that, right? That's simple math. If you bring a lot of scale together and you have that behind you as you're talking to vendors, as you're talking to banks, as you're talking to shareholders, or you're talking to others, the vastness of this organization, once we bring it together, is going to benefit both companies.

00:25:52:11 - 00:26:19:07

Armando Pimentel

John's comments to us has been one plus one equals three. And I really do believe that in this situation. A little bit more to what I talked about earlier, how large this company is going to be. Again, large, because there's a benefit to being large. All of the things that I just mentioned. So number three behind Chevron, it is very, very likely that we would be number one.

00:26:19:12 - 00:26:43:11

Armando Pimentel

Number two behind ExxonMobil as soon as prices come down just a little bit. This kind of helps explain. Yeah that's what we all need. This kind of helps explain what's going on in the industry. This isn't new. You've seen this chart before if you have been in this room? John has talked about this chart. This is a new moment in our industry.

00:26:43:14 - 00:27:09:23

Armando Pimentel

For those of you that have been in the organization more than 4 or 5 years, you remember an organization on the energy resources side where we were actually building in order to replace something. Whether it was to replace old gas or whether it was to replace coal, or whether it was to replace other outdated generation, there was a lot of renewables that were being brought to the table, but there wasn't a lot of growth.

00:27:09:23 - 00:27:44:16

Armando Pimentel

And you can see that from this chart here. And at Florida Power and Light, we went through a significant period starting in the early 2000 where we built and built and built and built and built, but most of that build was actually to replace old, outdated fossil plants. Now we're seeing growth in the industry. So you also heard, if you listen to the investor meeting this morning, or in some of the individual calls that you've already had, you've also heard the question of why is this different, right?

00:27:44:17 - 00:28:08:17

Armando Pimentel

Like, like, guys, I know that you tried to merge with Entergy, and I know you tried to merge with Hawaiian Electric, and I know you tried to merge with Oncor, and I know you tried to merge with Gulf, which actually worked out, actually. Put that one on the on the win column. But but most of those did not work out.

00:28:08:20 - 00:28:37:09

Armando Pimentel

That was a different time in our industry. We were actually making significant demands of the regulators in the states that were going to approve those transactions to make sure the transaction worked for us as a combined company. And as John mentioned this morning, we're not doing that in this case. There are no other asks. In fact, the industry and both of these companies are growing so significantly that we are not going to be shutting down assets.

00:28:37:09 - 00:28:59:25

Armando Pimentel

We are going to be building more assets, building more assets and more businesses means there's more opportunities for our employees. That is what the message is behind this combination. This is what scale brings to the table. You've seen this slide before. And the NextEra Energy side. We are now able to bring this over to the Dominion side.

00:28:59:27 - 00:29:21:23

Armando Pimentel

When we first sat down and had a discussion with Dominion and we brought our teams together, it was kind of like us being here in this room. Honestly, they have the same values that we do, most of the same things that they like to do, we like to do. It's a growing entity. It's not an entity that is shrinking.

00:29:21:25 - 00:29:54:19

Armando Pimentel

It's an entity that has more data center construction experience than anybody else in the nation. That entity is going to team up with an entity that is built more in the last 20 years than everybody else in the industry. What a great combination to bring together. But on the people side, we are pretty much each other already. So we mentioned investor expectations this morning 8% earnings, eight plus 8% earnings per share growth going to nine plus earnings per share growth.

00:29:54:21 - 00:30:22:26

Armando Pimentel

For those of you that are not financial wizards that's pretty high in our industry. It may not be the top, but it's darn near close to the top, so investors are excited about that. Let me get one question that you may have off the table immediately. So our share price today is down roughly 5%. When I last checked roughly 10 minutes ago, Dominion share price is up 10% again roughly around the same time.

00:30:23:00 - 00:30:52:05

Armando Pimentel

If this is such a great combination for the two organizations, why isn't NextEra Energy share price up the same or more? And the answer to that is actually quite simple. And it's just plain math. So we, roughly a $200 billion of equity market cap company, are going to pay roughly a 23% premium to Dominion in this transaction in order to have this combination.

00:30:52:05 - 00:31:28:28

Armando Pimentel

So let's make the math easy, right? So if you're giving a 20% premium on an entity Dominion today that is valued around $50 billion, 20% of 50 billion is roughly $10 billion, right? So the NextEra Energy shareholders are essentially transferring $10 billion of equity value to Dominion on day one. That is exactly what's happening, right? In addition, NextEra Energy is going to is making some financial commitments in terms of customers.

00:31:29:03 - 00:31:55:10

Armando Pimentel

We're going to give a little over $2 billion to customers in the state of Virginia, South Carolina and North Carolina, right. So that is another transfer over or away from NextEra Energy. So the math is quite simple. That $200 billion, that roughly $200 billion in market cap that I started out with at NextEra Energy gets reduced by roughly the $10 billion of the premium.

00:31:55:12 - 00:32:30:07

Armando Pimentel

Remember our calculation 20% of 50 billion. And then it gets reduced again, roughly $2 billion for the customer benefits, the customer refunds that we are going to be giving out the first two years after the combination. So then when you rerun that math, because the number of shares at NextEra Energy hasn't changed, it gets you to this dilution dilution that we all knew about when we when we have been talking about this transaction on day one and dilution, that we expect to fully recover and actually get more than that over the next several months …

00:32:30:07 - 00:32:58:03

Armando Pimentel

because this is such a powerful story. This is how the transaction regulatory approval should go. We believe it's going to be 12 to 18 months. I said 18 months earlier in the transition, part of what my new job is going to be, we are going to have an outline that gets us to 12. What happens if we get this done in 12 months, and what happens if this gets done in 18 months?

00:32:58:04 - 00:33:20:15

Armando Pimentel

Today is a great day. It is a really great day for this organization, is a really great day for the Dominion organization, and it'll be even a greater day when we close this transaction in 12 to 18 months. It will not always be smooth sailing. There will be things that come up, whether it's at the state level, the federal level. …

00:33:20:16 - 00:33:47:23

Armando Pimentel

these are all things that we have planned for. Maybe we have not planned for everything, but certainly we have planned for a lot. So we are hoping that things go smoothly. We are prepared for bumps in the road, as we expect at least a few bumps in the road over the next 12 to 18 months. But this transaction I am very, very positive on, and I believe it's going to close for the benefit of both organizations.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc., a Florida Corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia Corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers,” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.